UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15 (D) OF
THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

X	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

or

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 1-3619

A.	Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

PFIZER SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive offices:

PFIZER INC. 235 EAST 42ND STREET NEW YORK, NEW YORK 10017

PFIZER SAVINGS PLAN INDEX

Page
FINANCIAL STATEMENTS
Report of Independent Registered Public Accounting Firm	3
Statements of Net Assets Available for Plan Benefits	4
Statements of Changes in Net Assets Available for Plan Benefits	5
Notes to Financial Statements	6

SCHEDULES
Schedule H, Line 4i - Schedule of Assets (Held at End of Year) at December 31, 2004	12
Schedule H, Line 4j - Schedule of Reportable Transactions for the Year Ended December 31, 2004	14
Signature	15

EXHIBITS
23	--	Consent of Independent Registered Public Accounting Firm	16

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Savings Plan Committee
Pfizer Savings Plan:

 We have audited the accompanying statements of net assets available for plan benefits of the Pfizer Savings Plan (the Plan) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for plan benefits for each of the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 2004 and 2003, and the changes in net assets available for plan benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2004 and schedule H, line 4j - schedule of reportable transactions for the year ended December 31, 2004 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

New York, New York
June 28, 2005

PFIZER SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

	December 31,
(thousands of dollars)	2004	2003

Assets:

Investments:
Pfizer Inc common stock	$2,595,000	$3,661,700
Mutual Funds	1,513,174	1,111,771
Fixed Income Funds	320,880	266,677
Bond Fund	194,979	216,297
	4,624,033	5,256,445
Loans to participants	69,403	65,277
Total investments	4,693,436	5,321,722

Receivables:
Participant contributions	8,507	6,899
Employer contributions	3,482	2,931
Receivable for securities sold	3,249	--
Interest receivable	2,528	2,345
Total receivables	17,766	12,175
Total assets	4,711,202	5,333,897

Liabilities:
Payable for securities purchased	(3,468)	--
Investment management fees payable	(44)	(44)
Total liabilities	(3,512)	(44)
Net assets available for plan benefits	$4,707,690	$5,333,853

See Notes to Financial Statements which are an integral part of these financial statements.

PFIZER SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

	Year-ended December 31,
(thousands of dollars)	2004	2003

Additions/(Reductions):
Additions/(reductions) to net assets attributed to:
Investment income/(loss):
Net appreciation/(depreciation) in fair value of investments	$ (688,488)	$ 743,152
Pfizer Inc common stock dividends	68,011	64,301
Interest income from other investments	20,537	22,185
Dividend income from other investments	14,476	3,812
Interest income from loans to participants	3,858	4,251
	(581,606)	837,701
Less: Investment management fees	(491)	(472)
	(582,097)	837,229

Contributions:
Participant	310,240	250,208
Employer	121,639	108,614
	431,879	358,822
Total additions/(reductions)	(150,218)	1,196,051

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	(475,647)	(401,554)
Transfers out of Plan, net	(298)	(133,137)
Total deductions	(475,945)	(534,691)

Net increase/(decrease)	(626,163)	661,360
Net assets available for plan benefits:
Beginning of year	5,333,853	4,672,493
End of year	$4,707,690	$5,333,853

See Notes to Financial Statements which are an integral part of these financial statements.

PFIZER SAVINGS PLAN
Notes to Financial Statements
December 31, 2004 and 2003
(in thousands of dollars)

1.     Description of the Plan

The Pfizer Savings Plan (the Plan), is a defined contribution plan. Participation in the Plan is open to any employee of Pfizer Inc (the "Plan Sponsor"), or an affiliate, which has with the consent of the Plan Sponsor adopted the Plan ("Participating Employer"), and who is included within a group or class designated by the Plan Sponsor as set forth in the Plan document. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA") and the Internal Revenue Code of 1986, as amended (the "Code").

On August 1, 2003 the remaining participants of the Warner-Lambert Saving and Stock Plan (WLSSP), the Lititz union participants, were transferred, along with the remaining assets and liabilities, into the Plan. As a result, on this date the WLSSP was merged into the Plan.

The following is a general description of certain provisions of the Plan. Participants should refer to the Plan document for more complete information.

Plan Administration

The Savings Plan Committee of the Plan monitors and reports on the selection and termination of the trustee and investment managers and on the investment activity and performance.

Administrative Costs

Except for investment management fees, all costs and expenses of administering the Plan are paid and absorbed by the Plan Sponsor and Participating Employers (collectively, the "Company").

Contributions

Participants may make contributions on an after‑tax basis and/or on a before‑tax basis (that is, choose to reduce their compensation and have the Company contribute such amount to the Plan on their behalf). Contributions are subject to certain restrictions under the Code. Contributions of up to 3% of compensation are matched 100% by the Company and the next 3% are matched 50%. Employee contributions in excess of 6% are not matched. Participants who are eligible employees are permitted to roll over into the Plan eligible distributions from other qualified employer sponsored savings plans and conduit IRAs.

Participant Accounts

Each participant's account is credited with the participant's contribution, allocations of the Company's contribution and Plan earnings. Allocations are based on participant earnings or account balances, as defined. Generally, participants are immediately vested in the full value of their account (i.e., participant's and Company's contributions).

Investment Options

Nonparticipant Directed Fund -- The Company contributes to one fund:

Pfizer Match Fund	--

This fund invests employer contributions in the common stock of Pfizer Inc. A participant who has attained both age 55 and completed ten or more years of participation in the Plan may direct that a certain percentage of assets then in the Pfizer Match Fund be transferred (up to a total of 25% during the first 5 years of eligibility and up to a total of 50% thereafter in 1% increments) out of the Pfizer Match Fund into any of the other investment funds except the Pfizer Company Stock Fund. The fund may invest up to 0.25% of the fund balance in an S&P 500 index fund for purposes of liquidity.

Participant Directed Funds -- Each participant in the Plan elects to have his or her contributions invested in any one or any combination of the following twenty investment funds:
(a)	Intermediate Treasury Index Fund*
(b)	Russell 2000 Index Fund
(c)	S&P 500 Index Fund*
(d)	Pfizer Company Stock Fund
(e)	T. Rowe Price Fixed Income Fund
(f)	T. Rowe Price Value Fund
(g)	Fidelity Low Price Stock Fund (1)
(h)	Fidelity Dividend Growth Fund
(i)	Fidelity Growth Company Fund
(j)	Fidelity Mid Cap Stock Fund
(k)	T. Rowe Price Small Cap Stock Fund
(l)	Fidelity Overseas Fund
(m)	T. Rowe Price Health Sciences Fund
(n)	Fidelity Select Technology Fund
(o)	Fidelity Freedom Income Fund
(p)	Fidelity Freedom 2000 Fund
(q)	Fidelity Freedom 2010 Fund
(r)	Fidelity Freedom 2020 Fund
(s)	Fidelity Freedom 2030 Fund
(t)	Fidelity Freedom 2040 Fund

*	Northern Trust sponsored fund.
(1)	Closed to new investors as of July 30, 2004

The trustee of the Plan, The Northern Trust Company, manages investments in its sponsored funds and therefore, is deemed a related party. The Plan's trust agreement provides that any portion of any of the investment funds may, pending its permanent investment or distribution, be invested in short‑term investments.

Eligibility

Generally, all domestic employees of the Company, except certain employees who are either covered by a collective bargaining agreement and have not negotiated to participate in the Plan, or employed by a unit not designated for participation in the Plan, are eligible to enroll in the Plan on their date of hire.

Loans to Participants

Plan participants are permitted to borrow against their vested account balance. The minimum amount a participant may borrow is one thousand dollars and the maximum amount is the lesser of 50% of the vested account balance reduced by any current outstanding loan balance, or fifty thousand dollars, reduced by the highest outstanding loan balance in the preceding 12 months.

Under the terms of the Plan, loans must be repaid within five years, unless the funds are used to purchase a primary residence. Primary residence loans must be repaid within 15 years at the participant's option. The interest rate on all loans is based on the prime rate, as defined, plus 1%. Interest paid by the participant is credited to the participant's account. Interest income from participant loans is recorded by the Trustee as earned in the nonparticipant and participant directed funds in the same proportion as the original loan issuance.

Benefit Payments

Upon separation from service, retirement or disability, a participant is entitled to receive the full value of the account balance in the form of a lump sum distribution. A participant generally may elect to receive his account balance at any time up to the later of 13 months after termination or age 65, subject to the provisions of the Plan. In the event of a participant's death, a spouse beneficiary generally may elect payment at any time or defer payments until the later of 13 months from the date of death or when the participant would have reached age 65.  A nonspouse beneficiary generally may defer payment up until 13 months from the date of participant's death.

In-Service Withdrawals

Participants in the Plan may make withdrawals from their account balances subject to the provisions of the Plan.

Plan Termination

The Plan Sponsor expects to continue the Plan indefinitely, but reserves the right to amend, suspend or discontinue it in whole or in part at any time by action of the Plan Sponsor's Board of Directors or its authorized designee. In the event of termination of the Plan, each participant shall be entitled to the full value of his or her account balance as though he or she had retired as of the date of such termination. No part of the invested assets established pursuant to the Plan will at any time revert to the Company, except as otherwise permitted under ERISA.

2.     Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting. For treatment of benefits payable, refer to Note 8.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, the reported amounts of increases and decreases to net assets during the reporting period and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation

Company common stock is valued at the closing market price on the last business day of the year. Bond funds are recorded at fair value based on market or dealer quotes on the last business day of the year. Fixed income funds and mutual funds are recorded at fair value based on the closing market prices obtained from national exchanges of the underlying investments of the respective fund as of the last business day of the year. Investments in guaranteed investment contracts ("GICs") and synthetic investment contracts ("SICs") are reported at their contract value by the insurance companies and underlying banks, respectively, because these investments have fully benefit-responsive features (see Note 6). Loans to participants, which are subject to various interest rates, and short‑term securities are recorded at cost which approximates fair value. Short-term securities primarily consist of U.S. Government securities.

The Plan presents in the statement of changes in net assets available for plan benefits, the net appreciation/(depreciation) in the fair value of its investments which consists of the realized gains and losses and the unrealized appreciation/(depreciation) on those investments.

Forfeitures

Forfeited amounts are used to pay expenses of the Plan and to reduce Company contributions.

Risk and Uncertainties

Investment securities, including Pfizer Inc common stock, are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in their values could occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statement of Net Assets Available for Plan Benefits.

Investment Transactions

Purchases and sales of securities are reflected on a trade‑date basis. Dividend income is recorded on the ex‑dividend date. Interest income is recorded as earned.

Payment of Benefits

Benefit payments are recorded when paid.

3.     Transfers Into and Out Of the Plan

In December 2002 the Company sold the Tetra fish care products business and in March 2003 the Company sold the Adams confectionary business and Schick-Wilkinson Sword shaving products business. As a result, in 2004 and 2003, net assets of Plan participants who were employees of these businesses, in the amount of $298 and $180,934, were transferred out of the Plan.

On August 1, 2003, net assets in the amount of $47,797 of the remaining participants of the WLSSP, the Lititz union participants, were transferred into the Plan.

4.     Tax Status of the Plan

The Internal Revenue Service has determined and informed the Plan Sponsor by letter dated January 2, 2004 that the Plan and related trust are designed in accordance with the applicable sections of the Code. The Plan has been amended since receiving the determination letter and a request was submitted on March 31, 2004 for an updated determination letter. The Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in material compliance with all of the applicable requirements of the Code. Accordingly, no provision has been made for federal income taxes.

Contributions made to the Plan by the Company, including pre‑tax contributions made on the participants' behalf and any appreciation on all funds in the participants' accounts, are not taxable to the participants under current federal income tax law while these amounts remain in the Plan.

5.     Investments

The following investments represent 5% or more of the Plan's net assets available for plan benefits.

	December 31,
(thousands of dollars)	2004	2003

Pfizer Inc common stock*	$2,595,000	$3,661,700
S&P 500 Mutual Fund	393,041	355,295

*

Includes nonparticipant directed 54,155,672 shares and participant directed 42,348,622 shares at December 31, 2004 and nonparticipant directed 55,668,370 shares and participant directed 47,974,424 shares at December 31, 2003.

The Plan's investments (including gains and losses on investments sold, as well as held during the year) appreciated/(depreciated) in value as follows:

	Year-ended December 31,
(thousands of dollars)	2004	2003

Net appreciation/(depreciation) in fair value of investments:
Pfizer Inc common stock	$(837,742)	$506,517
Mutual funds	148,868	241,807
Bond funds	386	(5,172)
	$(688,488)	$743,152

6.     Investment Contracts with Insurance Companies

The T.Rowe Price Fixed Income Fund consists primarily of benefit responsive guaranteed investment contracts ("GIC's") and synthetic investment contracts ("SIC's"). The contract value of the GICs and SICs represents contributions made under the contract and related earnings offset by participant withdrawals. At December 31, 2004 and 2003, the Plan held GICs with a contract value of $64,346 and $68,761 and SICs with a contract value of $210,776 and $178,620, respectively. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investments at contract value.

There are no reserves against contract value for credit risk of the contract issuers or otherwise. The average portfolio yields were approximately 4% for 2004 and 5% for 2003. The crediting interest rates were approximately 4% for both 2004 and 2003. For GICs, the crediting interest rate, specified in the contract, is agreed upon with the issuers and is maintained for the life of the contract. For SICs, the rate is based on a formula which consists of the yield to maturity, duration, and the book and market values. The rate for SICs is periodically reset, usually quarterly, and cannot be reset below 0%.

7.     Nonparticipant-directed Investments

Information about the net assets and significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31,
(thousands of dollars)	2004	2003

Net Assets:
Investments, at fair value:
Pfizer Inc common stock	$1,456,246	$1,966,764
Mutual funds	1,786	3,754
Total investments	1,458,032	1,970,518
Receivables:
Employer contributions	3,482	2,931
Net assets available for plan benefits	$1,461,514	$1,973,449

	Year-ended December 31,
(thousands of dollars)	2004	2003

Changes in Net Assets:
Net investment income/(loss):
Net appreciation/(depreciation) in fair value of investments	$(459,466)	$271,458
Pfizer Inc common stock dividends	37,089	33,919
Interest and dividend income	374	692
	(422,003)	306,069
Contributions and other:
Employer contributions	120,048	108,614
Withdrawals	(210,153)	(176,403)
Transfers out of Plan, net	(163)	(56,253)
Loan transaction transfers, net	336	344
	(89,932)	(123,698)
Net increase/(decrease)	$(511,935)	$ 182,371

8.     Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

	December 31,
(thousands of dollars)	2004	2003

Net assets available for plan benefits per the financial statements	$4,707,690	$5,333,853
Amounts allocated to withdrawing participants	(166)	(229)
Net assets available for plan benefits per Form 5500	$4,707,524	$5,333,624

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

	December 31,
(thousands of dollars)	2004	2003

Benefits paid to participants per the financial statements	$475,647	$401,554
Add: Amounts allocated to withdrawing participants at December 31, 2004	166	229
Less: Amounts allocated to withdrawing participants at December 31, 2003	(229)	(1,300)
Benefits paid to participants per the Form 5500	$475,584	$400,483

SCHEDULE I
PFIZER SAVINGS PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2004
(thousands of dollars)

	Interest Rate	Maturity Date	Number of Shares or Units	Cost	Fair Value

Nonparticipant Directed
Pfizer Inc* Common Stock			54,155,672	$519,236	$1,456,246
S&P 500 Mutual Fund			565	1,771	1,786
Total nonparticipant-directed investments				$521,007	$1,458,032

Participant Directed
Pfizer Inc* Common Stock			42,348,622	$476,189	$1,138,754

Intermediate Treasury Index Fund:
U.S. Treasury Notes	1.625%	2/28/2006	7,600,000	7,560	7,497
U.S. Treasury Notes	4.000%	6/15/2009	5,500,000	5,599	5,605
U.S. Treasury Notes	4.250%	11/15/2014	4,000,000	3,988	4,010
U.S. Treasury Notes	2.000%	5/15/2006	9,000,000	9,004	8,894
U.S. Treasury Bonds	10.000%	5/15/2010	1,000,000	1,197	1,027
U.S. Treasury Notes	3.000%	11/15/2007	6,300,000	6,388	6,261
U.S. Treasury Notes	3.625%	5/15/2013	3,000,000	3,045	2,907
U.S. Treasury Notes	4.250%	8/15/2013	6,200,000	6,056	6,249
U.S. Treasury Notes	3.125%	9/15/2008	3,700,000	3,731	3,663
U.S. Treasury Notes	4.250%	11/15/2013	8,000,000	7,904	8,050
U.S. Treasury Notes	2.250%	2/15/2007	2,900,000	2,911	2,851
U.S. Treasury Notes	2.500%	5/31/2006	7,000,000	7,007	6,960
U.S. Treasury Notes	5.500%	2/15/2008	1,700,000	1,787	1,811
U.S. Treasury Notes	6.500%	2/15/2010	2,000,000	2,150	2,264
U.S. Treasury Notes	5.000%	2/15/2011	4,000,000	4,019	4,255
U.S. Treasury Notes	3.000%	2/15/2009	1,700,000	1,725	1,669
U.S. Treasury Notes	3.000%	2/15/2008	5,200,000	5,231	5,158
U.S. Treasury Notes	6.625%	5/15/2007	4,500,000	4,736	4,855
U.S. Treasury Notes	4.375%	5/15/2007	7,000,000	7,350	7,194
U.S. Treasury Notes	4.750%	5/15/2014	1,000,000	1,008	1,042
U.S. Treasury Notes	6.000%	8/15/2009	4,100,000	4,579	4,522
U.S. Treasury Notes	5.750%	8/15/2010	1,600,000	1,684	1,762
U.S. Treasury Notes	3.250%	8/15/2007	5,500,000	5,592	5,508
U.S. Treasury Notes	2.375%	8/15/2006	12,000,000	11,969	11,886
U.S. Treasury Notes	3.500%	11/15/2006	6,000,000	5,808	6,051
U.S. Treasury Notes	4.750%	11/15/2008	6,000,000	5,726	6,284
U.S. Treasury Notes	3.875%	2/15/2013	4,500,000	4,560	4,440
U.S. Treasury Notes	3.375%	12/15/2008	6,000,000	6,029	5,981
U.S. Treasury Notes	2.625%	3/15/2009	12,000,000	11,874	11,595
U.S. Treasury Notes	3.375%	10/15/2009	6,000,000	5,917	5,941
U.S. Treasury Notes	4.000%	11/15/2012	5,500,000	5,491	5,491
U.S. Treasury Notes	4.875%	2/15/2012	3,900,000	4,082	4,122
U.S. Treasury Notes	5.000%	8/15/2011	3,000,000	3,068	3,194
U.S. Treasury Notes	5.625%	2/15/2006	8,000,000	8,657	8,248
U.S. Treasury Notes	6.125%	8/15/2007	3,700,000	4,064	3,971
U.S. Treasury Notes	6.500%	10/15/2006	5,000,000	5,330	5,299
U.S. Treasury Notes	6.875%	5/15/2006	6,000,000	6,222	6,317
U.S. Treasury Notes	5.625%	5/15/2008	2,000,000	2,187	2,145
				195,235	194,979

Mutual Funds:
S&P 500 Mutual Fund			123,835	315,192	391,255
Russell 2000 Mutual Fund			7,641	5,420	5,694
Fidelity Freedom Income Fund			952,478	10,511	10,734
Fidelity Freedom 2000 Fund			742,095	8,609	8,965
Fidelity Freedom 2010 Fund			3,274,559	41,367	44,599
Fidelity Freedom 2020 Fund			2,663,045	33,116	37,176
Fidelity Freedom 2030 Fund			1,964,740	24,090	27,664
Fidelity Mid Cap stock Fund			3,876,647	80,237	90,907
Fidelity Freedom 2040 Fund			2,284,387	16,590	18,892
Fidelity Dividend Growth Fund			2,314,822	60,365	65,949
Fidelity Growth Company Fund			2,201,618	105,355	123,445
Fidelity Low Price Stock Fund			5,334,208	167,202	214,702
Fidelity Overseas Fund			2,393,977	68,146	84,699
Fidelity Select Technology Fund			874,446	47,574	52,633
T.Rowe Price Health Science			2,244,090	43,862	51,861
T.Rowe Price Small Cap Stock			4,233,298	112,367	134,704
T.Rowe Price Value Fund			6,441,437	122,658	147,509
				1,262,661	1,511,388

Fixed Income Funds:
T.Rowe Price, Fixed Income Fund--Synthetic Guaranteed Investment Contracts:
Bank of America Contract #03-099..	3.83%	12/10/09	52,294,880	52,295	52,295
CDC Contract #WR-1828-01	3.83%	12/10/09	52,287,615	52,288	52,288
Rabobank Contract #WLC-100301	3.83%	12/10/09	52,291,432	52,291	52,291
State Street Contract #96028	5.32%	--	53,901,748	53,902	53,902
T.Rowe Price, Fixed` Income Fund--Guaranteed Investment Contracts:
GE Capital Assurance, Contract #GS-3719	5.61%	12/15/06	5,809,118	5,809	5,809
GE Life and Annuity, Contract #GS-3713	5.71%	9/15/06	5,835,776	5,836	5,836
Metropolitan Life Ins., Contract #GAC29114RT	3.90%	5/15/09	4,550,277	4,550	4,550
Monumental, Contract #SV04242Q	5.30%	9/15/05	6,338,619	6,339	6,339
Monumental Life, Contract #SV04238Q	5.90%	6/15/07	5,865,019	5,865	5,865
New York Life, Contract #GA-31404	5.27%	9/15/07	4,821,984	4,822	4,822
Principal Life Insurance, Contract #05924-1	4.08%	9/14/08	5,059,387	5,059	5,059
Protective Life, Contract #GA-1761	5.30%	12/15/05	1,002,408	1,002	1,002
Security Life of Denver, Contract #SA-0363	5.20%	12/15/05	2,303,097	2,303	2,303
Security Life of Denver, Contract #SA-0364	5.68%	6/15/07	6,414,283	6,414	6,414
Security Life of Denver, Contract #SA-0379	5.46%	3/15/07	2,307,185	2,307	2,307
Traveler's Contract #GR-18235	5.88%	4/9/07	5,750,928	5,751	5,751
Travelers Contract #GR-18223	5.02%	3/15/05	5,199,812	5,200	5,200
Travelers Contract #GR-18251	5.46%	3/15/07	3,088,674	3,089	3,089
T.Rowe Price, Fixed Income Fund--Short-Term Investment Fund			24,632,246	24,632	24,632
Collective Short-Term Investment Fund			19,512,816	19,513	19,513
The Northern Trust Company*, Government Short-Term Investment Fund			1,612,779	1,613	1,613
				320,880	320,880

Total Participant Directed				$2,254,965	$3,166,001

Loans to Participants (6,410 loans)	4% to 10.5%	Jan. 2005 to Dec. 2019			69,403

Total					$4,693,436

* Party-in-interest as defined by ERISA

 See accompanying report of independent registered public accounting firm.

SCHEDULE II
PFIZER SAVINGS PLAN
SCHEDULE H, LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS
Year Ended December 31, 2004
(thousands of dollars)

(a) Identity of party involved	(b) Description of asset	(c) Purchase price	(d) Selling price	(g) Cost of asset	(h) Current value of asset on transaction date	(i) Net gain/ (loss)
Pfizer Inc*	Common stock 27 purchases	$115,054	$ --	$115,054	$115,054	$ --

Pfizer Inc*	Common stock - 34 sales	$ --	$57,785	$ 16,334	$ 57,785	$41,451

*	Party-in-interest as defined by ERISA

See accompanying report of independent registered public accounting firm.

SIGNATURE

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Savings Plan Committee have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

PFIZER SAVINGS PLAN

By: /s/ Richard A. Passov

Richard A. Passov Chair, Savings Plan Committee

Date:  June 28, 2005

EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Savings Plan Committee
Pfizer Savings Plan:

We consent to the incorporation by reference in the Registration Statement on Forms S‑8 dated October 5, 1994 (File No. 33‑55771) and June 19, 2000 (File No. 333-39610) of our report dated June 28, 2005, relating to the statements of net assets available for plan benefits of the Pfizer Savings Plan as of December 31, 2004 and 2003, and the related statements of changes in net assets available for plan benefits for each of the years then ended, and the related supplemental schedule H, Line 4i - Schedule of Assets Held at End of Year as of December 31, 2004 and Schedule H, Line 4j - Schedule of Reportable Transactions for the Year Ended December 31, 2004, which report appears in the December 31, 2004 annual report on Form 11‑K of the Pfizer Savings Plan.

/s/ KPMG LLP

New York, New York
June 28, 2005